Filed by Ensco plc
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: Pride International, Inc.
Commission File No: 001-13289
Senior Notes Offering March 2011

Forward-Looking Statements 2 This presentation contains certain forward -looking statements. . Forward-looking statements include words or phrases such as "anticipate," "believe," "contemplate," "estimate," "expect," "intend," "plan," "project," "could," "may," "might," "should," "will" and words and phrases of similar import. Forward looking statements include statements, with respect to, among other matters, future operations, market conditions, cash generation, prospects for our services and expected activity in our areas of operations, the effects of competition in our areas of operations, the outlook of oil and gas prices, industry trends or conditions and the overall business environment, the amount, nature and timing of capital expenditures, including future development costs, and availability of capital resources to fund capital expenditures, the consummation of the proposed merger with Pride International, Inc., benefits, expected synergies and other expense savings and operational and administrative efficiencies, opportunities, timing, expense and effects of the merger, contemplated financing of the transaction, financial performance, accretion to earnings, revenue growth, future dividend levels, credit ratings or other attributes of the combined company and other statements that are not historical facts, are forward-looking statements. These statements involve risks and uncertainties including, but not limited to, actions by regulatory authorities, rating agencies or other third parties, general economic and business conditions, prices of crude oil and natural gas and industry expectations about future price, ability to adequately staff rig, political stability in the countries in which we operate, actions by the respective companies' security holders, costs and difficulties related to integration of acquired businesses, delays, costs and difficulties related to the transaction, market conditions, and the combined company's financial results and performance, consummation of financing, satisfaction of closing conditions, ability to repay debt and timing thereof, availability and terms of any financing, the business opportunities (or lack thereof) that may be presented to and pursued by the combined company, cancellation or renegotiation of drilling contracts or payment or other delays, including acceptance testing delays, permit delays or defaults by customers, unplanned downtime and repairs on rigs, particularly due to the age of some of the rigs and other factors detailed in risk factors and elsewhere in each company's Annual Report on Form 10-K for the year ended December 31, 2010, and their respective other filings with the Securities and Exchange Commission (the "SEC"), which are available on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. All information in this document is as of today. Except as required by law, both companies disclaim any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.

Offering Summary Issuer Ensco plc Offering Format SEC registered Maturities 5-year and 10-year Special Mandatory Redemption The Notes will be redeemed at a special mandatory redemption price equal to 101% if the merger is terminated within 6-months of the issue date The Notes will be redeemed at a special mandatory redemption price of 102% if the merger is not consummated by February 3, 2012 or is terminated after 6-months of the issue date Use of Proceeds To fund a portion of the cash consideration for the pending merger with Pride Bookrunners Citi, Deutsche Bank Securities, Wells Fargo Securities Size Benchmark Expected Listing New York Stock Exchange 3

Merged Entity Highlights Positions Ensco as the second largest offshore driller Increases deepwater exposure Geographic diversification Significant scale enhancement Combined total rig count of 77 rigs (includes seven rigs under construction) Diversified rig portfolio with blend of premium jackups, midwater and ultra-deepwater capabilities Creates a market leader in the ultra-deepwater industry segment with 13 rigs Leading ultra-deepwater driller in the growing Brazilian market Will expand Ensco's footprint in Brazil and West Africa Complementary geographic footprints with relatively minimal overlap Will diversify deepwater and shallow water focus across regions Combined contracted backlog of $10 billion Scale is even more important in a post-Macondo world Expands customer base, including key NOCs like Petrobras Best in class asset base Focus on fleet of premium jackups and ultra-deepwater semis, drillships Pro forma company will have 5 ultra-deepwater newbuilds Superior safety and performance record 4

Acquisition Overview 5 Offer price Financing Synergies Ensco acquires all outstanding shares of Pride $15.60 cash per share, plus 0.4778 newly-issued Ensco shares $41.60 total value per share of Pride as of February 4, 2011 21% premium to Pride's closing price of $34.39 on February 4, 2011 Immediately accretive to Ensco's earnings and cash flow before synergies $2.8 billion cash component financed through: Existing cash New debt facility Debt offering Debt financing commitments secured Opportunities for significant revenue synergies Leadership Team Dan Rabun, Chairman, President & CEO Jay Swent, Senior Vice President & CFO Remaining executive management team to be announced at a later date

Jackups(a) Floaters(b) Ultra-deepwater(c) Creates 2nd Largest Offshore Drilling Company 6 Source: ODS Petrodata, Company disclosure Note: Does not include ESV barge rig. Does not include 1 NE FPSO or 2 NE submersibles. (a) Includes 1 RIG, 2 ESV, 2 NE, 4 RDC, 5 SDRL and 3 ATW jackup rigs under construction. (b) Includes 2 RIG, 6 NE, 5 SDRL, 1 DO, 2 PDE, 3 ATW and 3 ESV floating rigs under construction. (c) Ultra deepwater defined as drilling water depth ^ 7,500 ft. Includes 2 RIG, 6 NE, 5 SDRL, 1 DO, 3 ESV, 2 PDE and 3 ATW ultra- deepwater rigs under construction.

Expanded & Diverse Customer Base 7 7 Ensco Pride companies logo

Diverse Geographic Footprint 8 Source: Company disclosure, Wall Street Research Note: Map does not include rigs under construction. Pride US GoM includes Deep Ocean Ascension, Deep Ocean Clarion and Deep Ocean Mendocino. Ensco US GoM includes Ensco 8503. 4 12 5 Mexico US Gulf 46 24 Ensco rigs Pride rigs 8 North Sea 2 Mediterranean 8 SE Asia Middle East / India 4 10 5 South America 9 West Africa Australia 1 Rigs by region Ensco Pride Total US GoM 12 5 17 Mexico GoM 4 - 4 Middle East / India 8 4 12 South America 1 9 10 SE Asia 10 - 10 North Sea 8 - 8 West Africa - 5 5 Australia 1 - 1 Mediterranean 2 1 3 Under construction 5 2 7 Total 51 26 77 1 1

Varied Revenue Streams 9 Source: Companies' reported twelve month revenue Ensco/Pride Pro forma 64% 25% 28% 72%

Balance Sheet Strength Source: Bloomberg - Leverage Ratio = LTD + current portion LTD + other long-term liabilities divided by total debt + shareholders' equity as of 9/30/10, except NE and DO as of 12/31/10 and ESV/PDE pro forma estimate after closing. 10 Low leverage ratio Leverage ratio

Conservative Financial Policy 11 Key ratings considerations Leading market position with state of the art rig fleet Full service provider to diversified, best in class customer base Increased scale and diversification Industry conditions continue to necessitate an increase in drilling activity Robust $10 billion backlog with highly visible cash flows Strong pro forma balance sheet Strong management team with experience managing through multiple business cycles Continue to high-grade fleet by selective asset sales Commitment to maintain investment grade rating Commitment to pay-down significant portion of acquisition debt as soon as possible Source: Company disclosure

Proforma Balance Sheet 12 Unaudited as of December 31, 2010 Ensco Historical Pride Historical Pro Forma Adjustments Pro Forma Combined CURRENT ASSETS Cash and cash equivalents $1,051 $485 $(24)(a) $1,512 Accounts receivable, net 215 252 (35)(b) 432 Other 171 86 61(c) 318 Total current assets 1,437 823 2 2,262 PROPERTY AND EQUIPMENT, NET 5,050 5,961 371(d) 11,382 GOODWILL AND OTHER INTANGIBLE ASSETS 336 10 3,382(e) 3,728 OTHER ASSETS, NET 229 78 (50)(f) 257 7,052 6,872 3,705 17,629 CURRENT LIABILITIES Accounts payable and accrued liabilities and other $332 $330 $245(g) $907 Current maturities of long-term debt 17 30 --- 47 Total current liabilities 349 360 245 954 LONG-TERM DEBT 240 1,833 3,070(h) 5,143 DEFFERRED INCOME TAXES 358 61 (45)(i) 374 OTHER LIABILITIES 140 102 296(j) 538 TOTAL EQUITY 5,965 4,516 139(k) 10,620 7,052 6,872 3,705 17.629 *Notes located in Unaudited Pro Forma Combined Financial Statements in S-4 filed with SEC on March 3, 2011

Proforma Income Statement 13 Unaudited as of December 31, 2010 Ensco Historical Pride Historical Pro Forma Adjustments Pro Forma Combined OPERATING REVENUES $1,697 $1,460 $48 (l) $3,205 OPERATING EXPENSES Contract drilling (exclusive of depreciation) 768 897 --- 1,665 Depreciation 216 184 31(m) 431 General and administrative 86 104 --- 190 1,070 1,185 31 2,286 OPERATING INCOME 627 275 17 919 OTHER INCOME (EXPENSE), NET 18 (23) (70)(n) (75) INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES 645 252 (53) 844 PROVISION FOR INCOME TAXES 96 9 (9)(o) 96 INCOME FROM CONTINUING OPERATIONS 549 243 (44) 748 INCOME FROM CONTINUING OPERATIONS ATTRIBUTABLE TO ENSCO SHARES 535 ---(p) 735 EARNINGS PER SHARE FROM CONTINUING OPERATIONS Basic 3.80 1.37 ---(q) 3.24 Diluted 3.80 1.37 ---(q) 3.23 WEIGHTED-AVERAGE SHARES OUTSTANDING Basic 141 176 86(r) 227 Diluted 141 176 87(r) 228 *Notes located in Unaudited Pro Forma Combined Financial Statements in S-4 filed with SEC on March 3, 2011

14 Important Additional Information Regarding The Offering Ensco has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Ensco and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Ensco, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-877-858-5407, by calling Deutsche Bank Securities Inc. at 1-800-503-4611 or by calling Wells Fargo Securities, LLC at 1-800-326-5897. Important Additional Information Regarding The Proposed Acquisition of Pride International, Inc. Has Been Filed With The SEC In connection with the proposed acquisition of Pride, Ensco has filed a registration statement including a preliminary joint proxy statement/prospectus of Ensco and Pride with the SEC. INVESTORS AND SECURITY HOLDERS OF ENSCO AND PRIDE ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO IT) BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Ensco and Pride seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other relevant documents filed by Ensco and Pride with the SEC from the SEC's website at www.sec.gov. Security holders and other interested parties may also obtain, without charge, a copy of the definitive joint proxy statement/prospectus (when available) and other relevant documents by directing a request by mail or telephone to either Investor Relations, Ensco plc, 500 N. Akard, Suite 4300, Dallas, Texas 75201, telephone 214-397-3015, or Investor Relations, Pride International, Inc., 5847 San Felipe, Suite 3300, Houston, Texas 77057, telephone 713-789-1400. Copies of the documents filed by Ensco with the SEC are available free of charge on Ensco's website at www.enscoplc.com under the tab "Investors." Copies of the documents filed by Pride with the SEC are available free of charge on Pride's website at www.prideinternational.com under the tab "Investor Relations." Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC's website for further information on its public reference room. Ensco and Pride and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in Ensco's proxy statement relating to its 2010 General Meeting of Shareholders and Pride's proxy statement relating to its 2010 Annual Meeting of Stockholders, as filed with the SEC on 5 April 2010 and 1 April 2010, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies' security holders generally, by reading the registration statement, definitive joint proxy statement/prospectus (when available) and other relevant documents regarding the transaction filed with the SEC.

Ensco NetRoadShow Presentation (March 7, 2011)
The following is the transcript of oral comments of Jay Swent, Senior Vice President and Chief Financial Officer of Ensco plc, accompanying the foregoing slide presentation.
1. Hello this is Jay Swent with Ensco plc and I would like to thank you for joining us today to discuss our Senior Notes offering
2. Before we start I’d refer you to our forward looking statements page and I’d ask that you read this page carefully before proceeding
3. The offering that we are talking about today, the purpose of it, is to fund our acquisition of Pride International. We expect this transaction to close at some time in the second quarter and at this point we feel there is a very high probability that we will close and there is very limited exposure to regulatory issues as we see it at this point in time. Ensco plc will be the issuer and I would remind you that Ensco plc will remain a UK company and will be headquartered in London and we will be acquiring all of the assets of Pride and ultimately those assets will be owned under the Ensco plc legal entity structure. The offering format will be an SEC registered offering. The maturities will be 5- and 10-years and the Notes will be redeemed at a special mandatory redemption price equal to 101% if the merger is terminated within 6-months of the issue date, or 102% if the merger is terminated after 6-months from the issue date. The use of proceeds will be to fund a portion of the cash consideration for the pending merger with Pride. Our bookrunners will be Citi, Deutsche Bank Securities and Wells Fargo. The bonds will be listed on the New York Stock Exchange shortly after they are issued.
4. Moving now to the merged entity highlights, first and foremost this acquisition positions ENSCO as the second largest offshore driller. We will have a combined rig count of 77 rigs, which includes seven rigs under construction. We will have a very diversified portfolio with an excelled blend of premium jackups, mid-water, and ultra deepwater capabilities. This is going to significantly increase our deepwater exposure and it will create a market leader in the ultra-deepwater segment, now with 13 rigs, and I will talk more about these rigs on slide 6 in just a few minutes. We will be the leading ultra deepwater driller in the growing Brazil market. This will give us excellent geographic diversification that will expand our footprint in Brazil and West Africa, which are the key markets for us if we are going to expand in the deep water market. We will have complementary geographic footprints with relatively minimal overlap across the world, and we will diversify our deepwater and shallow water focus across regions. This will give us significant scale enhancement. The combined entity will have a backlog of $10 billion dollars and both we and the Pride management believe scale is even more important in our now post Macondo world. It expands our customer base and an excellent example of that would be the kind of exposure that we get to Petrobras immediately as a result of this acquisition. This will give us the best in class asset base. We are going to have a focus on premium jack-ups and ultra deep water semis and drill ships. The pro form company will have 5 ultra deep-water new builds and we will have a superior safety and performance record.
5. Moving now to the acquisition overview, let’s talk about some of the high level aspects of the acquisition. The offer price will be $15.60 cash per share plus .4778 newly issued Ensco shares. This was priced when we entered into the transaction on February 4 to produce $41.60 of total consideration, a

21% premium to Pride’s then closing price. The financing will be approximately $2.8 billion dollars of a cash component financed through existing cash and new debt facilities, and I would make the point here that we have bridge financing in place today with both Citi and Deutsche Bank for $2.75 billion and we also have an existing $700 million revolver. We feel very confident about our ability to achieve this level, and we think there are also opportunities for addition revenue synergies as well. In terms of the leadership team Dan Rabun will be Chairman and President and CEO of the new entity. I will remain as Senior Vice President and CFO of the remaining entity. The rest of the management team and the organization structure is currently being discussed and will be announced as soon as finalized.
6. The next several charts that I will speak to cover many of the benefits of this acquisition and I hope by the time I have completed with these you will see why we are so excited by the possibilities of this acquisition. The first point I would make on the chart talking about the second largest offshore drilling company is that this acquisition really puts us in the second position in this industry. In the world of jackups we will be the clear number two player in terms of total assets. As many of you know this asset class has a number of rigs that are very old and cold-stacked throughout the world. And when you look at the active fleet, we actually have largest active fleet today with 40 rigs in our active fleet when we combine with Pride and that would compare with 38 active rigs for RIG, and 37 active rigs for Noble. In the world of floaters we will have the third largest number of floaters with 27 in total. The point I would make here is that we will have the second youngest fleet of any of our competitors with the exception of Seadrill. If you segment the floaters into rigs that are capable of drilling in 7,500 feet of water or greater we are also number 3 there with 13 rigs. I here again would make the point that our 13 rigs will be the youngest fleet in the industry with an average age of two years.
7. Moving to the next chart which looks at our customer base we have excellent relationships with the major integrated oil companies, the independents, and the national oil companies. For all of these customers safety and operating excellence are of absolute importance and both Ensco and Pride have historically done excellent work for all of these customers. Key point to make here is that post-transaction there will be no abnormal customer concentration that might lead to negative revenue synergies. We will really be putting two companies together that have very little overlap with their existing customer
8. Moving on to the geographic footprint of the company, we will have a very diverse footprint and the combined companies will have operations in every major oil and gas basin in the world, and in most cases we will be either the number 1 or 2 player in each of these markets
9. Let’s talk now about the diversification of our revenue stream. If you look at Ensco on this next chart, prior to the acquisition we had a great deal of exposure to the jackup business with 72% of our revenue in jackups, 28% in deepwater. Pride had a very different mix as you can see. When you put the two companies together you get really almost an ideal revenue blend with about 60% in the deepwater markets and about 40% in the jackup business. That we think makes us the best diversified driller that is out there today.

10. Moving now to balance sheet strength, I’d say that Ensco has historically had an under-levered balance sheet which has led to some investor criticism in the past. This transaction will put us right in line with the rest of our major competitors with about a 30% leverage ratio, which will make for a much more efficient balance and will lower our weighted offer cost of capital by a significant amount.
11. Let me make a couple of points about our financial policy overall and some of the key considerations that you ought to think about with respect to this acquisition. As I have said a couple of times this puts us into a leading market position and it gives us a state of the art rig fleet. We will be a full service provider to a diversified best in class customer base. We will have increased scale and diversification, and as I said this is more important than ever in a post-Macondo world. We except that industry conditions will continue to necessitate an increase in drilling activity and this will be driven by a need to offset depletion as well as the need to meet demand growth in the future. We will have a robust $10 billion backlog with highly visible cash flows and as I said earlier excellent revenue coverage in 2011 and 2012. We will have a strong pro-forma balance sheet but also with a path towards significant deleveraging in the near term. The combined company will have a strong management team with exceptional experience managing through multiple business cycles and dealing prudently with risks that are inherent in the business today. We will continue to high-grade our fleet by selective asset sales over time. We will maintain our commitment to our investment grade rating. Finally, we will maintain our commitment to paying down a meaningful portion of the acquisition debt as soon as possible.
In closing, I hope that as I have said you will get a sense of our excitement for this transaction and the amount of stability that it puts into the company in terms of stability of revenue, the diversification that it will create for us in terms of geographic diversification, customer diversification, market diversification and also rig type. We are starting the integration process between the two companies there is a lot of work to do, but we feel very confident in our ability to integrate the two companies, to maintain the high quality of operations that both companies have had for their customers in the past, and to not lose focus on the financial footing that we need to put in place, and maintaining our conservative profile relative to managing our balance sheet.
With that I thank you very much for joining us, and if there are any further questions I would direct you to contacting any one of our bookrunners. Thank you very much for joining us today.